Shareholder Letter Q3 FY20 | April 30, 2020

From the CEOs We want to start by saying we hope you and your loved ones are safe and healthy. These are unprecedented times. Around the globe, the COVID-19 pandemic has created a severe public health crisis and rapid economic change. Now more than ever, it’s critical we deliver on our mission to unleash the potential of every team. We’re confronting this crisis head on as we take action to support our customers and community. This quarter’s letter is longer than usual. We describe how our past experience informs how we’re positioning Atlassian in this cycle to take share in large markets and drive durable, long- term growth. While no two downturns are the same, our nearly 20 years of experience gives us important perspective on how to adapt to macro change. In the coming months and quarters, we will play offense by leveraging three core competitive advantages: our culture, our business model, and our strong portfolio of products. Early examples of that commitment include accelerating the rollout of free cloud editions of our core products and maintaining hiring momentum to deliver on our ambitious roadmap. We readily acknowledge that we’ll confront business headwinds. We proudly serve hundreds of thousands of companies and millions of users. Many of our customers are economically sensitive ranging from small businesses to larger organizations that have been highly-impacted in the current environment. The Financial Highlights discusses our preliminary view of the impact of the COVID-19 pandemic on our business and Q4 guidance. But turbulent weather and rough markets shake up leaderboards. Amidst global uncertainty, we are committed to emerging stronger from this storm. We have an obligation to help teams around the world collaborate and thrive. We have a history of trading short-term growth to drive stronger long-term outcomes. We have an agile, resilient culture, an appetite to use our business model to make bets other companies can’t make, and a strong portfolio of products poised to take share in massive markets. Our culture: adaptability goes remote Our culture is one of our most important competitive advantages. It’s rooted in agility. Over two decades, we’ve learned to be resilient, embrace change, and adjust during massive market upheavals. We’re proud of how swiftly our HR, IT, and operations teams mobilized 4,000+ Atlassians to go fully remote across 12 global offices. Our recruiting team has similarly risen to the challenge. Against a work-from-home backdrop, March represented the strongest month of hiring in our history. We welcomed approximately 200 new members to our team. The IT and HR teams didn’t miss a beat in delivering hundreds of laptops and welcome kits across 8 countries, each with a fully digital onboarding experience. Q3 FY20 2

In addition, our events and go-to-market (GTM) teams absolutely smashed it in pivoting Atlassian Summit from a live conference set in Las Vegas to a fully remote event in a matter of weeks. We hosted over 16,000 unique viewers from 126 different countries. 23% of attendees came from generalist business teams, nearly double the result from Summit 2019. Remote Summit was a significant opportunity for the broader Atlassian economy: our partners; our Marketplace vendors; our third-party developers; and our user community. One of our partners, Adaptavist, recorded their highest-ever volume of inbound inquiries via chat in a single day and had almost double the number of inbound leads compared to Summit 2019. Remote Summit capitalized on a unique moment in time to expand Atlassian’s reach. Lastly, we recognize how challenging this time is for our employees, their families, and our communities. We’re building a playbook for how to adapt and support teams through rapid change. Internally, we’ve stepped up programs including weekly hour-long all hands, additional paid leave, team-based exercise and community challenges, and virtual wellness events. We’re taking action to respond to employee feedback through on-going surveys, and so far: 95% of our employees believe we’re acting and communicating with clarity; and 85% of our employees say they feel supported and connected to their teams. We’ll continue to empower our teams to thrive in an uncertain time. Q3 FY20 3

Our business model: playing offense in stormy weather Atlassian operates with a long-term mindset. We focus on transforming large markets by leveraging lasting competitive advantages to drive sustainable growth. In tough environments, we can make tradeoffs other companies can’t, and position ourselves to win in the long-term. Our advantages include: Efficient GTM model Our automated, online sales model allows us to land thousands of new customers every quarter without relying on a traditional, traveling enterprise sales force. We use our low-touch model to thoughtfully and efficiently expand customer relationships over time. Diverse customer base Our unique GTM model also enables us to enjoy strong customer diversity. We land customers from all industries and geographies, across start-ups and enterprises. We have over 171,000 customers, including over ⅔ of the Fortune 500, and no single customer contributes more than 1% of our total revenues. High customer value We believe software should be bought, not sold. We’ve built a pricing and packaging model making us the high-value, high-volume leader in the large markets we serve. We create incredible value without a heavy cost burden, allowing customers the flexibly to start, maintain, and grow their relationship with us without friction. Continuous innovation Great companies get disrupted when they stop innovating. R&D is our lifeblood, and we invest in product because our future depends on it. The cloud increases the speed of the innovation we ship to customers. Now more than ever, driving cloud innovation for customers helps them thrive. Vibrant Atlassian economy We have a fanatical community that creates material value for our customers and a continuous network effect in any environment. Atlassian’s reach is extended by a channel of over 500 partners, our Marketplace which has generated over $1 billion in cumulative sales, tens of thousands of third-party developers, and an active online Community site which had over 18 million visitors in calendar 2019. Strong financial position We are in a position of strength with over $2 billion in cash and investments on our balance sheet. Our unique model drives strong free cash flow. Our financial position fuels our ability to succeed in large markets. Q3 FY20 4

Throughout our history, we've used these advantages to thrive in stormy weather. Atlassian was born in the ashes of the dot-com bust, when we pioneered our GTM model amidst economic scarcity. *When many were fearful during the global financial crisis, we made several decisions in 2009 that paved the way for incredible growth over the following decade:*

- **Talent.** We launched our largest hiring campaign at that point in the company's history, bringing on top-tier leaders - many who remain with us today.
- **Top of Funnel**. We launched starter licenses, reducing the price of the introductory offering for our core products from over $1,000 all the way down to $10. This decision to forgo short-term revenue and instead focus on the long-term funnel kickstarted a playbook we still deploy today. Many organizations that began as starters, have grown into much larger customers. Today, we have over 150,000 organizations on starter licenses or subscriptions, incremental to our paid customer count of 171,000. The launch of starters fueled a decade's worth of growth, propelled our market share, and created the formula for our recent launch of free cloud editions.
- **Thoughtful Acquisitions**. We acquired GreenHopper, bringing agile project management functionality to Jira, which was central in making Jira what it is today. This is one example of our prudent approach to acquisitions. Acquisitions have consistently been an important growth driver over the past 10 years, and will continue to be a critical part of our journey.

Now let's turn to today. As this crisis began, we quickly looked to add value for teams in a remote-work world. In March, we accelerated the planned full-scale rollout of free cloud editions across our core products - Jira Software, Confluence, and Jira Service Desk. Early results are promising with new sign-ups increasing approximately 125% in recent weeks. Just as with starters in 2009, free cloud editions have the potential to significantly expand our user base, build new long-term relationships, fuel word-of-mouth advocates, and drive millions of user insights to improve our products. We're happily making the trade-off again, choosing long-term gain over short-term ROI.


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ATLASSIAN Q3 FY20 5

Trello is also an important part of our remote-work offering. In March, we moved swiftly to launch the Remote Work Hub, which focuses on driving awareness about remote collaboration best practices, products, and integrations with partners like Zoom and Slack. In tandem, we announced offering Trello Business Class for free to educators. These are early examples of how we’re focused on supporting teams and playing offense in this environment. We’re just getting started. Over the coming months, we’ll continue to maintain hiring momentum and up-level our talent, just like we did in 2009. We’ll look for innovative ways to leverage our competitive advantages and lessons learned from the past. We believe the more we use tools like pricing and packaging and smart acquisitions, the more share we’ll gain in massive markets and the stronger our platform will be over the long-term. Q3 FY20 6

Our products: the right scale for any customer For customers, it’s our products that make Atlassian valuable, especially in uncertain times. With the launch of Atlassian Cloud Enterprise, we now have a complete ladder of editions to fit any size customer’s needs. This is the direct result of our multi-year investment in our cloud platform, which we now can use to launch and scale complex offerings like our new cloud app development framework, Forge, and Cloud Enterprise. Cloud at enterprise scale At Remote Summit, we launched the early access program of Atlassian Cloud Enterprise. Enterprise customers have a sophisticated set of requirements to support their teams. Serving them requires a combination of scalability, security, and geo-based features. Our largest existing and potential customers want to support their teams in the cloud. Cloud Enterprise elevates our ability to meet their needs across Jira Software, Jira Service Desk, and Confluence. Key features include managing collaboration across unlimited users, data residency, and centralized administration tools. Atlassian Access is included for centralized administration and security for all Atlassian cloud products. And Cloud Enterprise is backed by a 99.95% uptime service-level agreement (SLA), as well as dedicated 24/7 support. Migrating our larger customers to the cloud is one of our most important and challenging priorities over the next several years. We cannot fulfill this mission without delivering the best versions of our products in the cloud to teams within the world’s largest companies. Today, over 35% of our revenue is generated by our server products. With an edition equipped for the most complex challenges, we can get to work on migrating our base to the cloud and adding increased value for customers. Another important step in our journey is the launch of Jira Cloud Migration Assistant. This comes on the heels of last year’s Confluence Migration Assistant launch. This free Jira app enables customers to easily migrate Jira instances, products, users and groups from server to cloud. In FY2020, we’ve built early momentum and exceeded our internal goal in helping customers switch to cloud from server, increasing migrations by 60% over the same period in FY2019. Jira Cloud Migration Assistant is another important step in further driving migration momentum in FY2021. Q3 FY20 7

Changes and gratitude

Change is a constant we are well equipped for. We want to introduce two leaders helping guide our ship safely through the storm.



Tami Rosen
Chief People Officer

We are thrilled to welcome Tami Rosen as our new Chief People Officer (CPO). Since joining in January, Tami and her team have been on the frontlines of leading our global team through change. She has shown incredible poise, grace, and flexibility in supporting Atlassian's most important asset - our people. Prior to Atlassian, Tami held leadership roles at Goldman Sachs and Apple, and was the first CPO for Quora and Luminar Technologies. Tami brings an agile philosophy to all aspects of people operations, and is widely recognized for her strengths in HR Transformation, Employer Branding, Leadership Development and Culture Education. Tami is also a strong advocate for employees through initiatives that embrace inclusion, empowerment, and growth of women, LGBTQ+, and underrepresented populations, such as Wall Street's first Ally program, which won the Human Rights Campaign Innovation Award.



Cameron Deatsch
Chief Revenue Officer

We are also proud to announce the promotion of Cameron Deatsch to Chief Revenue Officer. In this role, Cameron will lead all GTM functions. Cameron is a perfect example of how we thrive by growing and elevating our own leaders. Cameron has been an integral part of Atlassian for over seven years holding several leadership roles across sales, marketing, corporate development, and most recently as Head of our Server & Data Center product teams. Thank you Cameron for rising to the challenge of succeeding Jay Simons.



Jay Simons
President

We also want to say thank you to Jay, who is participating in his final shareholder letter before departing in early FY21. Over the past twelve-plus years, Jay helped us pioneer Summit, our business model, and our resilient culture.

ATLASSIAN Q3 FY20 8

In addition, thank you to our customers, partners, and community. We feel fortunate to be an integral part of your lives as you use our products. Every year Summit is a special time for us to reflect and be awed by the impact you create in the world, especially in times like these. And finally thank you to our employees. We recognize how challenging it is to become a fully remote employee overnight, or to start at a new company as one. Whether you’re working through constant interruptions because your children are at home, or living alone separated from loved ones, we understand. Thank you for all your hard work - it has never been more important as we help teams solve the world’s most difficult problems. Thank you for your continued support on our journey to unleash the potential of every team. MIKE & SCOTT Mike Cannon-Brookes  Scott Farquhar Co-founder and co-CEO Co-founder and co-CEO Q3 FY20 9

Jay Simons, President Customer highlights Our customers represent diverse industries and geographies, from start-ups to enterprises, thanks to our highly-automated sales model. We finished Q3’20 with a total customer count of 171,051, with the addition of 6,261 net-new customers during the quarter. Over 90% of our new customers in Q3’20 chose one or more of our cloud products.   Customers 171,051 Period ended 164,790 159,787 152,727 ** 144,038 138,235* 131,684 125,796 * Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 *Includes an increase of 1,396 customers as a result of our acquisition of Opsgenie during Q2’19.   **Includes an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello. Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid product license or subscription for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active product licenses or subscriptions, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end. Some of the new customers we added during the quarter include pharmaceutical company Zentiva, investment management software provider Enfusion, Dutch medical device company Cassini Technologies, fusion power research company TAE Technologies, London-based foreign exchange execution system provider BidFX, global business advisory firm FTI Consulting, and pharmaceutical pricing transparency non-profit International Horizon Scanning Initiative. Customers use our products in a variety of ways, across all types of teams. Over the past several weeks, we’ve heard from a variety of customers about how they’ve been using our products to navigate a COVID-19 world. St. Jude’s Children Research Hospital rapidly expanded use of Confluence and Jira to help employees track and prioritize work. The United Nations set up a public Trello board to share resources and help businesses respond to COVID-19. Frontline Foods, the grassroots organization raising funds from the community to support local restaurants, turned to Trello and Confluence to power meal delivery efforts to frontline health care workers responding to the COVID-19 crisis. Q3 FY20 10

At Remote Summit, we heard from many of our loyal customers that wanted to share their Atlassian stories with others. Here are a couple customer stories shared with the 16,000+ viewers that tuned in from around the world: ARM Migrating global innovation scale to the cloud ARM is a global semiconductor development company that designs and licenses the chips at the heart of more than 100 billion devices. ARM is migrating to our cloud after supporting a complex data center deployment for 10,000 users. ARM is on the front-lines of innovation, and both Jira and Confluence play a mission-critical role for the company. ARM identified several critical needs enabled by our cloud products: security strong enough to protect its IP, high uptime and availability, the ability to easily integrate with other cloud apps, native mobile applications, early access to new functionality when released, and an evergreen platform constantly maintained and updated. ARM chose Atlassian Platinum Partner Adaptivist to help its move to the cloud. Thank you ARM for sharing your migration story and learnings with thousands of customers at Remote Summit. ESL GAMING Powering its team through Jira, to power virtual teams globally ESL Gaming, the world’s largest esports company, has revolutionized sports and entertainment. The company has over 500 employees with studios and offices in 13+ countries to support the leagues and events they run across the world. As a league operator and content producer, ESL puts on 200+ events annually across 6 different continents and 17 time zones, connecting teams, game publishers, distributors, fans, and advertisers. ESL turned to Atlassian and Platinum Solution Partner venITure to develop a customized Jira data center solution. Each ESL event is a complex web of processes encompassing pre- planning, pre-production, production planning, event marketing, wholesaling, execution of the actual event, and post-production evaluation at the conclusion. Up to 20 departments must work closely together with over 3,000 individual tasks that must be executed to ensure a smooth production. The IT department is where ESL started with Atlassian, using Jira for software development. ESL Director of Operations, Thomas Brill, turned to venITure to unleash Jira as the single source of truth across every team to consistently manage workflows in producing global events. Jira gives ESL’s teams a powerful workflow engine, customizability, collaborative functionality, and the ability to seamlessly integrate with other systems. Jira now sits at the center of everything at ESL. As Brill succinctly puts it, “ESL <3 Jira.” Q3 FY20 11

James Beer, Chief Financial Officer

Financial highlights

Third quarter fiscal 2020 financial summary

(in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2020	2019	2020	2019
IFRS Results				
Revenue	$411,582	$309,270	$1,183,697	$875,541
Gross profit	$340,927	$255,081	$985,002	$726,385
Gross margin	*82.8%*	*82.5%*	*83.2%*	*83.0%*
Operating (loss) income	($19,920)	($27,557)	$17,366	($30,918)
Operating margin	*(4.8%)*	*(8.9%)*	*1.5%*	*(3.5%)*
Net (loss) income	($158,825)	($202,844)	$34,569	($400,104)
Net (loss) income per share - diluted	($0.65)	($0.85)	$0.14	($1.68)
Cash flow from operations	$156,313	$133,251	$450,869	$348,616
Non-IFRS Results				
Gross profit	$353,107	$267,020	$1,023,962	$758,020
Gross margin	*85.8%*	*86.3%*	*86.5%*	*86.6%*
Operating income	$77,188	$57,992	$287,563	$195,303
Operating margin	*18.8%*	*18.8%*	*24.3%*	*22.3%*
Net income	$61,892	$52,412	$225,794	$163,333
Net income per share - diluted	$0.25	$0.21	$0.90	$0.66
Free cash flow	$140,263	$127,145	$404,669	$323,987

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Third quarter fiscal 2020 results

We were pleased with our strong Q3'20 financial performance. During the quarter, we observed a negligible impact on our top-line results from COVID-19. Despite the challenges of adapting to a work-from-home environment, we are proud of how our team executed. We achieved strong performance on our short-term objectives while continuing to make progress towards our long-term goals. Some highlights include:

- Subscription revenue, which is primarily cloud driven, continues to show strong growth. Subscription revenue grew 47% year-over-year and continues to be the primary driver of total revenue growth, relative to maintenance and license revenue. All major cloud products showed strong growth year-over-year.

- As discussed earlier, we executed well against our ambitious hiring plans. We added 359 new Atlassians in Q3, with approximately 200 added in March alone. We are in the fortunate position to continue adding talent, and are focused on hiring more Atlassians in the quarters ahead.

ATLASSIAN Q3 FY20

12

- We have $2.1 billion in total cash and short-term investments on our balance sheet and generated $156.3 million in cash flow from operations and $140.3 million in free cash flow. Our model and financial flexibility allow us to capitalize on opportunities that arise in difficult environments. Specifically, we are focused on furthering our cloud transition, hiring, investing in R&D, acquiring customers, and strengthening our long-term market position through potential M&A.

Revenue

Total revenue for Q3'20 was $411.6 million, up 33% year-over-year.

Revenue by line item in Q3'20:

- Subscription revenue was $244.2 million, up 47% year-over-year.
- Maintenance revenue was $119.6 million, up 21% year-over-year.
- Perpetual license revenue was $21.0 million, down 9% year-over-year.
- Other revenue was $26.8 million, up 29% year-over-year.



Total Revenue
U.S. $ in millions (Y/Y growth rate in %)
$299
39%
Q2'19
$309
38%
Q3'19
$335
36%
Q4'19
$363
36%
Q1'20
$409
37%
Q2'20
$412
33%
Q3'20

ATLASSIAN Q3 FY20 13

Revenue by type
U.S. $ in millions (Y/Y growth rate in %)
$299
20%
21%
56%
$309
12%
20%
57%
$335
5%
21%
50%
$363
13%
19%
50%
$409
13%
20%
50%
$412
-9%
21%
47%
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Subscription
Maintenance
Perpetual License
Other

Margins and operating expenses

	Q3'20	Q3'19
Gross margin		
IFRS gross margin	82.8%	82.5%
Non-IFRS gross margin	85.8%	86.3%
Total operating expenses		
IFRS operating expenses	$360,847	$282,638
Non-IFRS operating expenses	$275,919	$209,028
Research and development expenses		
IFRS research and development expenses	$204,148	$153,069
Non-IFRS research and development expenses	$147,036	$110,828
% of total revenues	*35.7%*	*35.8%*
Marketing and sales expenses		
IFRS marketing and sales expenses	$84,485	$70,544
Non-IFRS marketing and sales expenses	$70,188	$53,849
% of total revenues	*17.1%*	*17.4%*
General and administrative expenses		
IFRS general and administrative expenses	$72,214	$59,025
Non-IFRS general and administrative expenses	$58,695	$44,351
% of total revenues	*14.3%*	*14.3%*
Operating income		
IFRS operating loss	$(19,920)	$(27,557)
Non-IFRS operating income	$77,188	$57,992
% of total revenues	*18.8%*	*18.8%*

Headcount

Total employee headcount was 4,457 at the end of Q3'20, an increase of 359 employees since the end of Q2'20. The increase was across all major organizations, with the majority in R&D.

ATLASSIAN Q3 FY20
14

Net income IFRS net loss was $158.8 million, or ($0.65) per diluted share, for Q3’20 compared with an IFRS net loss of $202.8 million, or ($0.85) per diluted share, for Q3’19. Non-IFRS net income was $61.9 million, or $0.25 per diluted share, for Q3’20 compared with non-IFRS net income of $52.4 million, or $0.21 per diluted share, for Q3’19. Balance sheet Atlassian finished Q3’20 with $2.1 billion in cash and cash equivalents and short-term investments. Free cash flow Cash flow from operations for Q3’20 was $156.3 million, while capital expenditures totaled $6.7 million and payments of lease obligations totaled $9.3 million, resulting in free cash flow of $140.3 million. Free cash flow margin for Q3’20, defined as free cash flow as a percentage of revenue, was 34.1%. Q3 FY20 15

Financial targets for Q4'20 and Fiscal 2020

	IFRS	
	Three Months Ending June 30, 2020	**Fiscal Year Ending June 30, 2020**
Revenue	$400 million to $415 million	$1,584 million to $1,599 million
Gross margin	83%	83%
Operating margin	(9%) to (6%)	(1.5%) to (0.5%)
Net loss per share - diluted	($0.21) to ($0.16)	($0.08) to ($0.02)
Weighted-avg. shares used in computing diluted IFRS net loss per share	246 million to 247 million	244 million to 245 million
Cash flow from operations	not provided	$512 million to $542 million
	Non-IFRS	
	Three Months Ending June 30, 2020	**Fiscal Year Ending June 30, 2020**
Gross margin	85%	86%
Operating margin	14% to 17%	21.5% to 22.5%
Net income per share - diluted	$0.17 to $0.22	$1.06 to $1.12
Weighted-avg. shares used in computing diluted non-IFRS net income per share	252 million to 253 million	251 million to 252 million
Free cash flow	not provided	$445 million to $475 million

Revenue

Our Q4 revenue guidance factors in our current view of COVID-19's business impact. While the Q3 impact was negligible, early Q4 data suggests that the impact on our business will likely increase. That said, our revenue model benefits from the fact that over 90% of our revenue comes from existing customers, and over 85% is recurring in nature.

These are uncertain times, and COVID-19 continues to have a dramatic and changing impact on both public health and the macroeconomy. We serve a highly diverse set of customers across all business sizes, geographies, and industries. This is one of our major competitive advantages. At the same time, the reality of serving 171,000+ customers means that we have exposure to the small-business economy and economically impacted sectors. Our cloud customer base is more oriented towards small businesses.

Macro uncertainty creates greater potential variability in our operating results. For this reason, it is challenging to accurately estimate the current environment's impact across our large customer base. As a result, we are using a wider than usual guidance range to capture our current view of what COVID-19's impact will be on our business.

Should customers see an increased adverse impact from the macroeconomic environment, we believe the associated impact on our results would also increase.

As we navigate this challenging environment, we will continue our focus on delivering long-term value to customers. This focus has underpinned our business model and growth during the past 18 years, and will continue to drive our business going forward.

ATLASSIAN Q3 FY20 16

Operating margin Our Q4’20 operating margin target assumes that we will continue hiring talent at a strong pace. A substantial portion of this hiring is expected to be in R&D and will support areas such as our cloud products and cloud platform, as well as our data center offerings. Net income and net income per share We expect interest income in Q4’20 to decrease significantly, related to lower interest rates. Free cash flow Our free cash flow target for fiscal 2020 assumes estimated capital expenditures to be approximately $32 million during the fiscal year, due to investments in new leased facilities, and estimated lease obligation payments of an additional $35 million. Q3 FY20 17

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2020	Nine Months Ended March 31, 2019
Revenues:				
Subscription	$ 244,155	$ 166,468	$ 673,934	$ 453,033
Maintenance	119,628	98,862	346,576	288,759
Perpetual license	21,002	23,152	74,797	70,769
Other	26,797	20,788	88,390	62,980
Total revenues	411,582	309,270	1,183,697	875,541
Cost of revenues (1) (2)	70,655	54,189	198,695	149,156
Gross profit	340,927	255,081	985,002	726,385
Operating expenses:				
Research and development (1) (2)	204,148	153,069	552,450	408,813
Marketing and sales (1) (2)	84,485	70,544	221,791	191,756
General and administrative (1)	72,214	59,025	193,395	156,734
Total operating expenses	360,847	282,638	967,636	757,303
Operating (loss) income	(19,920)	(27,557)	17,366	(30,918)
Other non-operating (expense) income, net	(141,701)	(173,324)	44,748	(377,980)
Finance income	7,199	9,303	24,411	24,228
Finance costs	(12,435)	(10,103)	(37,126)	(30,024)
(Loss) income before income tax benefit (expense)	(166,857)	(201,681)	49,399	(414,694)
Income tax benefit (expense)	8,032	(1,163)	(14,830)	14,590
Net (loss) income	$ (158,825)	$ (202,844)	$ 34,569	$ (400,104)
Net (loss) income per share attributable to ordinary shareholders:				
Basic	$ (0.65)	$ (0.85)	$ 0.14	$ (1.68)
Diluted	$ (0.65)	$ (0.85)	$ 0.14	$ (1.68)
Weighted-average shares outstanding used to compute net (loss) income per share attributable to ordinary shareholders:				
Basic	245,504	239,410	244,161	237,778
Diluted	245,504	239,410	251,255	237,778

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2020	Nine Months Ended March 31, 2019
Cost of revenues	$ 5,535	$ 4,871	$ 14,654	$ 12,156
Research and development	57,071	42,222	151,988	102,044
Marketing and sales	11,397	10,979	32,902	28,590
General and administrative	13,519	14,674	35,712	38,840

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2020	Nine Months Ended March 31, 2019
Cost of revenues	$ 6,645	$ 7,068	$ 24,306	$ 19,479
Research and development	41	19	124	40
Marketing and sales	2,900	5,716	10,511	25,072

ATLASSIAN Q3 FY20

18

ATLASSIAN CORPORATION PLC

Consolidated statements of financial position

(U.S. $ in thousands)

	March 31, 2020 (unaudited)	June 30, 2019
Assets		
Current assets:		
Cash and cash equivalents	$ 1,338,193	$ 1,268,441
Short-term investments	733,612	445,046
Trade receivables	93,710	82,525
Tax receivables	1,784	707
Derivative assets	245,601	215,156
Prepaid expenses and other current assets	45,470	30,236
Total current assets	2,458,370	2,042,111
Non-current assets:		
Property and equipment, net	85,038	81,459
Deferred tax assets	19,639	17,084
Goodwill	632,779	608,907
Intangible assets, net	131,934	150,975
Right-of-use assets, net	225,985	—
Other non-current assets	87,212	76,722
Total non-current assets	1,182,587	935,147
Total assets	$ 3,640,957	$ 2,977,258
Liabilities		
Current liabilities:		
Trade and other payables	$ 179,739	$ 159,487
Tax liabilities	14,300	11,703
Provisions	9,721	8,983
Deferred revenue	547,518	440,954
Lease obligations	34,659	—
Derivative liabilities	858,447	855,005
Current portion of exchangeable senior notes, net	880,120	853,576
Total current liabilities	2,524,504	2,329,708
Non-current liabilities:		
Deferred tax liabilities	16,020	13,872
Provisions	7,221	6,082
Deferred revenue	35,638	27,866
Lease obligations	235,974	—
Other non-current liabilities	1,441	34,263
Total non-current liabilities	296,294	82,083
Total liabilities	2,820,798	2,411,791
Equity		
Share capital	24,629	24,199
Share premium	459,590	458,166
Other capital reserves	1,051,796	816,660
Other components of equity	15,313	32,079
Accumulated deficit	(731,169)	(765,637)
Total equity	820,159	565,467
Total liabilities and equity	$ 3,640,957	$ 2,977,258

ATLASSIAN Q3 FY20

19

ATLASSIAN CORPORATION PLC

Consolidated statements of cash flows

(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2020	Nine Months Ended March 31, 2019
Operating activities				
(Loss) income before income tax benefit (expense)	$ (166,857)	$ (201,681)	$ 49,399	$ (414,694)
Adjustments to reconcile (loss) income before income tax benefit (expense) to net cash provided by operating activities:				
Depreciation and amortization	14,738	16,303	49,148	54,403
Depreciation of right-of-use assets	8,945	—	26,172	—
Net unrealized loss (gain) on investments	—	1	—	(46)
(Gain) loss on sale of investments and disposal of other assets	(591)	2	(855)	(2,345)
Net unrealized foreign currency gain	(4,119)	(742)	(3,173)	(634)
Share-based payment expense	87,522	72,746	235,256	181,630
Net unrealized loss (gain) on exchange derivative and capped call transactions	141,783	172,582	(46,743)	377,587
Amortization of debt discount and issuance cost	8,955	8,535	26,545	25,301
Interest income	(7,200)	(9,417)	(24,411)	(24,228)
Interest expense	3,482	1,568	10,581	4,723
Changes in assets and liabilities:				
Trade receivables	29,902	7,513	(11,211)	(15,627)
Prepaid expenses and other assets	(1,224)	4,046	(7,594)	(13,161)
Trade and other payables, provisions and other non-current liabilities	30,961	38,231	25,452	56,205
Deferred revenue	4,958	16,201	113,737	88,946
Interest received	8,146	8,235	24,416	21,956
(Income tax paid) tax refunds received, net	(3,088)	(872)	(15,850)	8,600
Net cash provided by operating activities	156,313	133,251	450,869	348,616
Investing activities				
Business combinations, net of cash acquired	—	—	(37,983)	(263,554)
Purchases of intangible assets	—	—	—	(850)
Purchases of property and equipment	(6,742)	(6,106)	(19,865)	(24,629)
Proceeds from sales of property, equipment and intangible assets	—	—	—	3,721
Purchases of investments	(364,603)	(158,258)	(951,481)	(352,647)
Proceeds from maturities of investments	232,239	131,669	425,257	317,583
Proceeds from sales of investments	95,680	3,070	237,641	8,742
Increase in restricted cash	—	—	—	(552)
Net cash used in investing activities	(43,426)	(29,625)	(346,431)	(312,186)
Financing activities				
Proceeds from exercise of share options	499	1,125	1,485	2,829
Payment of exchangeable senior notes issuance costs	—	—	—	(410)
Payments of lease obligations	(9,308)	—	(26,335)	—
Interest paid	—	—	(3,125)	(3,194)
Repayment of exchangeable senior notes	(2)	—	(2)	—
Net cash (used in) provided by financing activities	(8,811)	1,125	(27,977)	(775)
Effect of exchange rate changes on cash and cash equivalents	(5,608)	(56)	(6,709)	(710)
Net increase in cash and cash equivalents	98,468	104,695	69,752	34,945
Cash and cash equivalents at beginning of period	1,239,725	1,340,589	1,268,441	1,410,339
Cash and cash equivalents at end of period	$ 1,338,193	$ 1,445,284	$ 1,338,193	$ 1,445,284

ATLASSIAN Q3 FY20

20

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2020	Nine Months Ended March 31, 2019
Gross profit				
IFRS gross profit	$ 340,927	$ 255,081	$ 985,002	$ 726,385
Plus: Share-based payment expense	5,535	4,871	14,654	12,156
Plus: Amortization of acquired intangible assets	6,645	7,068	24,306	19,479
Non-IFRS gross profit	$ 353,107	$ 267,020	$ 1,023,962	$ 758,020
Operating income				
IFRS operating (loss) income	$ (19,920)	$ (27,557)	$ 17,366	$ (30,918)
Plus: Share-based payment expense	87,522	72,746	235,256	181,630
Plus: Amortization of acquired intangible assets	9,586	12,803	34,941	44,591
Non-IFRS operating income	$ 77,188	$ 57,992	$ 287,563	$ 195,303
Net income				
IFRS net (loss) income	$ (158,825)	$ (202,844)	$ 34,569	$ (400,104)
Plus: Share-based payment expense	87,522	72,746	235,256	181,630
Plus: Amortization of acquired intangible assets	9,586	12,803	34,941	44,591
Plus: Non-coupon impact related to the Notes and capped calls	150,738	181,117	(20,198)	402,888
Less: Income tax effects and adjustments	(27,129)	(11,410)	(58,774)	(65,672)
Non-IFRS net income	$ 61,892	$ 52,412	$ 225,794	$ 163,333
Net income per share				
IFRS net (loss) income per share - diluted	$ (0.65)	$ (0.85)	$ 0.14	$ (1.68)
Plus: Share-based payment expense	0.35	0.29	0.93	0.76
Plus: Amortization of acquired intangible assets	0.04	0.05	0.14	0.18
Plus: Non-coupon impact related to the Notes and capped calls	0.61	0.76	(0.08)	1.67
Less: Income tax effects and adjustments	(0.10)	(0.04)	(0.23)	(0.27)
Non-IFRS net income per share - diluted	$ 0.25	$ 0.21	$ 0.90	$ 0.66
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net (loss) income per share	245,504	239,410	251,255	237,778
Plus: Dilution from share options and RSUs (1)	6,389	9,382	—	9,844
Weighted-average shares used in computing diluted non-IFRS net income per share	251,893	248,792	251,255	247,622
Free cash flow				
IFRS net cash provided by operating activities	$ 156,313	$ 133,251	$ 450,869	$ 348,616
Less: Capital expenditures	(6,742)	(6,106)	(19,865)	(24,629)
Less: Payments of lease obligations	(9,308)	—	(26,335)	—
Free cash flow (2)	$ 140,263	$ 127,145	$ 404,669	$ 323,987

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended March 31, 2020 and 2019 and the nine months ended March 31, 2019 because the effect would have been anti-dilutive.

(2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

ATLASSIAN Q3 FY20

21

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS financial targets

(U.S. $)

	Three Months Ending June 30, 2020	Fiscal Year Ending June 30, 2020
Revenue	**$400 million to $415 million**	**$1,584 million to $1,599 million**
IFRS gross margin	**83%**	**83%**
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	1	2
Non-IFRS gross margin	**85%**	**86%**
IFRS operating margin	**(9%) to (6%)**	**(1.5%) to (0.5%)**
Plus: Share-based payment expense	21	20
Plus: Amortization of acquired intangible assets	2	3
Non-IFRS operating margin	**14% to 17%**	**21.5% to 22.5%**
IFRS net loss per share - diluted	**($0.21) to ($0.16)**	**($0.08) to ($0.02)**
Plus: Share-based payment expense	0.35	1.28
Plus: Amortization of acquired intangible assets	0.03	0.17
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04	(0.04)
Less: Income tax effects and adjustments	(0.04)	(0.27)
Non-IFRS net income per share - diluted	**$0.17 to $0.22**	**$1.06 to $1.12**
Weighted-average shares used in computing diluted IFRS net loss per share	**246 million to 247 million**	**244 million to 245 million**
Dilution from share options and RSUs (1)	6 million	7 million
Weighted-average shares used in computing diluted non-IFRS net income per share	**252 million to 253 million**	**251 million to 252 million**
IFRS net cash provided by operating activities		**$512 million to $542 million**
Less: Capital expenditures		(32 million)
Less: Payments of lease obligations		(35 million)
Free cash flow (2)		**$445 million to $475 million**

(1) The effect of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2020 and fiscal year ending June 30, 2020 because the effect would be anti-dilutive.

(2) As a result of our adoption of IFRS 16, Leases, on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

ATLASSIAN Q3 FY20

22

FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, future responses to and effects of the COVID-19 pandemic, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share and free cash flow. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period- to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal 2020, with the adoption of IFRS 16, Leases, payments of lease obligations are also deducted. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets. • Capital expenditures and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share- based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our results of operations from period to period. Q3 FY20 23

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.   Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors concerning our financial performance.  The tables in this shareholder letter titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 171,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify, and NASA - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https:// atlassian.com. Investor relations contact: Martin Lam & Matt Sonefeldt, IR@atlassian.com  Media contact: Jake Standish, press@atlassian.com Q3 FY20 24